SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release

TIM

Você, sem fronteiras.

4Q09

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Fourth Quarter 2009

Rio de Janeiro, February 23rd, 2010 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the fourth quarter of 2009. TIM Participações S.A. (“TIM Participações” or “TIM”)provides telecommunication services with a national wide presence.

BOVESPA[1] (lot = 1 share) TCSL3: R$7.10 TCSL4: R$4.87

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2008 (4Q08) and third quarter of 2009 (3Q09), except when otherwise indicated. The Income Statement analysis refers to TIM operations, excluding the effects of Intelig’s Dec/09 operations. As for the Balance Sheet, the analysis includes Intelig.
NYSE[1] (1 ADR = 10 PN shares) TSU: US$26.70 (1) closing prices of February 23rd, 2010

4Q09 Conference Call	4Q09 Highlights

Conference Call in Portuguese: February 24th, 2010, at: 09:00 AM Brasília time 07:00 AM US ET	• Record in Gross Additions in TIM history: 6 Million lines in 4Q09, with subscriber base reaching 41.1 MM by year end.

• Post-paid net addition of 149k lines in 4Q09 (+71.3% QoQ), showing continuous improvement throughout 2009 and ending the recovery at year end with 6.5 million customers (versus 6.6 million in 2008).

• Infinity base reached over 17 million lines, already accounting for over 50% of pre-paid base.

Conference Call in English: February 24th, 2010, at: 11:00 AM Brasília time 09:00 AM US ET	• Sustainable and accretive MOU growth to 99 min. in 4Q09 or a 10.4% QoQ increase. Playing the “positive elasticity game” through on-net traffic (local and LD) without triggering ITX cost expansion.

• Network Service Quality at 100% of Anatel’s requirements in Dec’09, showing TIM’s commitment to providing outstanding quality services to customers amid higher usage.

• Net service revenues increased 5.4% QoQ, to R$3.2 billion – fueled by higher usage/monthly-fee revenues (+10.5% QoQ) and LD (+21.3% QoQ).

For further information, please access the Company’s website: www.tim.com.br/ir	• ARPU at R$27.0 – best in class. A growth of 1.7% when compared to 3Q09 despite a significant increase in subscriber base.

• SAC at R$111 (-2.0% QoQ and +14.8% YoY). Excluding the lines of Fistel, Comodato and others, and for the sake of market comparison, ‘SAC market comps’ reached R$82 (-3.3% QoQ and +21.3% YoY).

Investor Relations Contacts ri@timbrasil.com.br (+55 21) 4009-3742 / 4009-3446 / 4009-3751	• Bad Debt totaled R$82 million, or 2.5% of net service revenues (vs. 3.2% in 3Q09 and 4.0% in 4Q08). Considering the percentage over total gross revenues, Bad Debt stood at 1.7% in the 4Q09.

• Historical record for EBITDA and EBITDA margin – reaching R$959 million and margin of 28.2% in the 4Q09.

• Net income amounted to R$232 million in 2009, vs. R$180 million a year ago, or+29% YoY.
Avenida das Américas, 3434 Bloco 01 6° andar – Barra da Tijuca Rio de Janeiro, RJ - Brazil Zip Code 22640-102 Fax: +55 21 4009-3990
• Operating Free Cash Flow stood at R$1,108.6 million in 2009.

• Net Debt / EBITDA reached 0.55x in 2009, vs. 0.57x in 2008.

Message from Management

We ended the fourth quarter of 2009 with strong evidence that the relaunch plan has substantially been improving our fundamentals:

• We regained the 2nd rank in value (service revenues, EBITDA and margin), also improving performance in relation to the third quarter;

• We mantained the industry leadership in ARPU, thanks to our strict policy on cancellations and the creation of value from our offerings;

• Our profitability increased by more than 500 b.p. in a period of strong business activity, showing our capacity to grow in a sustainable manner;

• Now, with Intelig we are stronger and, after the integration phase, we will be ready to take on the data and solutions market through its robust metropolitan network, besides an own extensive transport network structure. This combination of own infrastructure will allow savings in rental costs of means of transmission, accelerate the development of the 3G network, optimize costs and also improve our competitive positioning.

Our trajectory in 2009. We started off 2009 with the key objective of recovering the company’s fundamentals – we focused on brand positioning, improving the quality of services and renewing the offering portfolio. All this effort and the commitment to executing the strategy was strongly supported by an efficiency plan, which enabled us to take all the necessary measures and at the same time preserve our cash generation and profitability. We reached an optimum point between business intensity and economic integrity.

I am very pleased with our trajectory in 2009! Above all, with the speed which we implemented a series of structural changes in the company. We gained the power of execution, thanks to the changes made in the operating structure, and eliminated the redundancies that caused delays in decisions and executing the strategy. We embarked on an innovative approach through a unique offering portfolio and by strengthening the community concept – through which we eliminated the long distance barrier, the billing by minute and the time limit for calls within our network. We also removed the barrier of handset subsidy and launched ‘Chip Avulso‘, an alternative focused on valuing the service and not merely the handset. Investments totaled R$2.1 billion in 2009, most of them going to our network. We focused on the quality of services, especially voice.

It was worth it. We reached the year-end with record gross additions - a sign that our offering really generates value for users. We put the brakes on the loss of post-paid and are already strongly growing in this segment. In the pre-paid segment, we reached the incredible mark of 17 million users in the Infinity plan – a global success story. We are not guided by the metric of incremental market share, but by the market share of service revenues from services as the effects of multiple SIM-cards and a silent base distort the former’s readings.

Our Network Service Quality reached 100% of Anatel’s standards and we are ready for the great challenge of further driving voice traffic and the fixed-mobile substitution. This level of quality was confirmed in January data, when we reached 100% of Anatel’s goals once again and improved further on the item ‘dropped calls’, which went below 0.90% .

We were once again chosen for the select group of companies that make up the Corporate Sustainability Index (ISE) and will continue with the goal of maintaining the high level of corporate governance.

I strongly believe that Brazil is consolidating its position of importance in the global economic scenario and, without a doubt, the virtuous cycle is increasingly stronger. We are delighted to be a part of this phase in the country and, more than anything else, of contributing to a fundamental component of this process – infrastructure – which will enable us to perpetuate the economic and social progress and to promote digital inclusion in the country. However, it is still necessary to review the high tax rates, which may slow down infrastructural expansion.

In 2010, we will enter into the growth phase, driven by the increase in the fixed-mobile substitution and the growth in data, among other points such as: improvement in the quality of services and customer service, expansion of capacity and conclusion of the integration with Intelig. We are aiming at leadership in terms of preference and satisfaction in the telecommunications market.

Luca Luciani

Operational Performance

Brazilian Market Overview

The Brazilian mobile market reached 174.0 million lines by the end of 2009 (+15.5% YoY), with a penetration rate of 90.6% (vs. 78.1% in 2008). It is important to mention that good part of this growth was backed by double SIM-Card sale effect (most in the pre-paid segment), specially during 4Q09 and Xmas campaigns.

Total net additions in 2009 reached 23.3 million, representing the second best year of mobile history besides posting a drop of 21.4% YoY (partially influenced by the clean-up of some operators). Net additions in the forth quarter totalled 7.8 million lines, accounting for 1/3 of total 2009 additions. In yearly comparison, net adds in 4Q09 stood 20.4% below the same period last year, showing that market is reaching a mature level.

Breaking the base into pre-paid and post paid segments, the first one reached 143.6 million users in 2009 (+17.0% YoY), and accounting for 82.5% of total market. As for the post-paid, total users ended 2009 with 30.4 million, increasing 8.8% in 2009.

TIM’s Performance

Our total subscriber base ended 2009 with 41.1 million lines, 12.9% up from 2008, and representing a market share of 23.6% in December. Total net additions in the period came in at 4.7 million lines, or 20.2% of total market net additions. In the fourth quarter, TIM registered +1.5 million of new lines (+25.6% YoY and -15.3% QoQ).

As a result of the Company’s repositioning and great response from our new plans, our gross adds reached the highest levels ever, at 20.7 million lines in the year (+21.1% YoY) and 6.1 million in the quarter (+29.6% YoY).

Our disconnections reached 4.6 million lines in the quarter (a churn rate of 11.5%), up from 3.5 million lines posted a year ago (with churn rate at 9.8%) . Such increase was mainly explained by the base clean-up performed in December of approximately 500k pre-paid inactive users, and consequently representing significant savings on FISTEL tax payment of around R$20 million.

Net adds in post-paid grew 71% QoQ	Running down the subscribers base, post-paid segment reached 6.5 million users, continuing showing very good recovery, with 149k lines added in the 4Q09 (an increase of 71% over the net additions in 3Q09). Such performance reflects that now TIM has a very good value proposition to its post-paid base by combining innovation, quality of services and price.

As for the pre-paid segment, total users reached 34.7 million, up 16.2% from 4Q08 (in line with market growth) – largely impacted by the Infinity plan, which has passed 17 million users, and now representing ~50% of our total non-contract base.

Network & Quality: Our GSM coverage achieved 94% of the country’s urban population, serving around 2,958 cities. In December’s SMP quality indicators from ANATEL, TIM scored 100% of Network Service Quality minimum requirements. Such result reinforces TIM’s commitment to provide high standard of voice service quality amid a consistent traffic growth following our MOU intensive strategy. As for our data coverage, TIM provides GPRS technology to 100% of its footprint, while 77% is covered through EDGE technology.

As for the Third Generation (3G) technology, TIM is present in more than 57 cities – reaching 30% of urban population in Brazil. Our 3G rollout is based upon a strategy of right on spot coverage, followed by a proprietary infra- structure.

Marketing & Sales Activities

More than 50% of total post-paid gross adds came through Chip Only	In the 4Q09, TIM maintained the efforts to strengthen even more the commercial activities put in place in the beginning of the year. As a consequence of the innovative and segmented offers and also due to the maintenance of media presence, Company achieved in the 4Q09 one of its best results in sales, registering 6.1 million gross additions.

Regarding the Brand re-positioning strategy we promoted the ‘Mundo Azul’ campaign, focusing on TIM’s network coverage, quality of services and innovative offers. It was present along all 2009 marketing campaigns.

For the post-paid segment, TIM continued to promote in the 4Q09 the Infinity and Liberty offers but has also introduced the ‘TIM Chip Avulso’ offering, which consists in an alternative way for new and existing customers to choose either a discount in the monthly fee (from 20% and valid for 18 months) or having a discount in purchase of new handset – besides reducing the intermediation of equipment and concentrating the benefit in the service.

This new approach has shown great success, with more than 50% of total post-paid gross additions made through the ‘TIM Chip Avulso’ offer.

As for the pre-paid segment, TIM continued to promote the Infinity plan with segmented approach in each region. As an example, in Rio de Janeiro, TIM launched a special promo in order to stimulate the usage for Infinity plan, by reducing the price of the call to R$0.25 till 2016 Olympic Games.

On the Business Segment, TIM launched the ‘Liberty Empresa’, a plan that allows clients to use unlimited on-net calls with a community of more than 40 million TIM’s users throughout Brazil: LD and local calls at no charge, and free roaming nationwide for a monthly fee of R$39. A concept that allows corporate customers to talk more paying less, and increasing the corporate network among suppliers, customers, employees, etc.

We also had some specific campaign, in November we promoted a special offer for International Long Distance service following the Holiday’s season. This promotion reduced the minute tariff up to 34% for international calls, such as: U.S. (to R$0.49/min)and main countries in Latin America and Europe (to R$0.99/min).

As for the data service, TIM continued to encourage clients’ data usage through micro- browsing plans. In the quarter, the Company introduced the lowest limited data plan price in the market for only R$9.90. The new plan allows clients to use up to 100MB of data traffic with a speed of up to 300Kbps.

Still data service front, TIM complemented its internet access portfolio in December, launching the ‘TIM Wi-Fi’ service, exclusively available for TIM post-paid clients. The new offer consists in an internet Wi-Fi access in public places through partnership (i.e. Vex). There are three limited packages valid from the first connection: Wi-Fi Day (24 hour access), Wi-Fi Week (7 days of access) and Wi-Fi Month (30 days of access). Also, we offered an unlimited package with a monthly fee of R$23.90.

On the handset front, TIM continued to improve its portfolio focusing on innovative and exclusive devices. During the quarter, the Company launched the new ‘Windows Phone’ in an exclusive partnership with Microsoft, becoming the first mobile operator to launch the new model in Brazil with Microsoft’s software. It is important to highlight that although TIM is moving toward the Chip Avulso strategy and consequently reducing handset intermediation, Company will maintain its unique handset portfolio for post-paid users that prefer handset subsidies instead of discount in services following the Chip Avulso program.

In summary, the great achievements in 2009 (following the Infinity and Liberty plans) indicates that the same approach will be in place for 2010: innovation, unlimited usage per call (including LD), and outstanding service quality.

Additional Disclaimer to the Next Session

In the following pages we will present the financial statement analysis. For the sake of simplicity, all comparisons refer to TIM operations, excluding the effects of Intelig’s Dec/09 operations. As for the Balance Sheet, the analysis includes Intelig.

Financial Performance

Selected financial data – Revenues (pro-forma TIM stand alone basis)

	4Q09	4Q08	% Y-o-Y	3Q09	% Q-o-Q	2009	2008	% Y-o-Y
R$ thousands
Gross Revenues	4,732,901	4,916,011	-3.7%	4,629,634	2.2%	18,079,411	18,320,931	-1.3%
Telecommunications Services	4,410,402	4,382,630	0.6%	4,141,369	6.5%	16,317,785	16,554,531	-1.4%
Usage and Monthly fee	2,255,158	2,238,603	0.7%	2,041,652	10.5%	8,144,330	8,338,916	-2.3%
Long distance	570,923	502,044	13.7%	470,701	21.3%	1,952,896	1,986,704	-1.7%
Interconnection	1,007,863	1,134,400	-11.2%	1,003,519	0.4%	4,046,071	4,458,963	-9.3%
Value added services - VAS	498,646	471,257	5.8%	495,583	0.6%	1,907,200	1,600,092	19.2%
Others	77,812	36,326	114.2%	129,914	-40.1%	267,288	169,856	57.4%

Handset sales	322,499	533,381	-39.5%	488,265	-34.0%	1,761,626	1,766,400	-0.3%
Discounts and deductions	(1,328,770)	(1,354,792)	-1.9%	(1,292,154)	2.8%	(5,021,878)	(5,173,756)	-2.9%
Net Revenues	3,404,131	3,561,219	-4.4%	3,337,480	2.0%	13,057,533	13,147,175	-0.7%
Services	3,248,450	3,239,819	0.3%	3,083,348	5.4%	12,091,019	12,163,018	-0.6%
Handset revenues	155,681	321,400	-51.6%	254,132	-38.7%	966,514	984,157	-1.8%

Operating Revenues

Gross service revenues: +6.5% QoQ	Gross service revenues stood at R$4,410 million in the fourth quarter of 2009, up 6.5% compared to the previous quarter and up 0.6% vs. 4Q08. Gross product revenues came at R$322 million, a sharp drop of 39.5% when compared to a year ago and a decline of 34.0% on quarterly comparison. Total gross revenues reached R$4,733 million in the 4Q09, an increase of 2.2% when compared to 3Q09 and a drop of 3.7% versus the same period last year.

Regarding the full year, Gross service revenues reached R$16,318 million in 2009, a decrease of 1.4% when compared to 2008. Gross product revenues stood at R$1,762 million or a decline of 0.3% versus 2008. Total gross revenues amounted to R$18,079 million, posting a drop of 1.3% in yearly comparison.

The main breakdowns and highlights are presented as follows:

Significant MOU rebound QoQ to 99 min.	Usage and Monthly fee revenues amounted to R$2,255 million in the fourth quarter, registering an increase of 10.5% QoQ, largely explained by the increase of our customer base and higher usage in the period. The performance reflects the success of (i) the recovery in post-paid net additions, new and differentiated offers and better service quality perception by clients; and (ii) Infinity plans success, which achieved over 17 million users, bringing clients of greater usage and ARPU into our base. As a result, total MOU reached 99 min., 10.4% higher QoQ.

In the yearly comparison, usage and monthly fee revenues posted a 0.7% gain, inverting the sequential YoY deterioration.

LD 41 traffic: 3x more than a year ago	Long distance revenues achieved R$571 million in the quarter, an increase of 21.3% when compared to the 3Q09 and 13.7% versus 4Q08. This result shows the large acceptance of users on the Infinity offer, which also included the long distance calls since July. Pre-paid traffic for these calls posted an outstanding rise, partially influenced by the fixed-to-mobile substitution (from F-F to M-M).

Interconnection revenues amounted to R$1,008 million in the 4Q09, up 0.4% from 3Q09 and, reflecting the subscriber base increase in the period (post-paid +2.4% and pre-paid +4.1%). As for the yearly comparison, interconnection revenues fell 11.2% when compared to 4Q08 due to 2009 market trend of strong push of on-net promotions, leading to a decline of incoming traffic versus a year ago. Interconnection revenues as a percentage of total gross revenues reached 22.9% in 4Q09 (vs. 24.2% in 3Q09).

VAS: 11.3% of gross service revenues	Gross VAS revenues, stood at R$499 million in the 4Q09, up 0.6% from R$496 million reported in 3Q09 and up 5.8% when compared to 4Q08. The quarterly flat performance reflects TIM’s strategy to focus on voice usage, while further improving in the own infrastructure network. Gross VAS revenues accounted for 11.3% of total gross service revenues in the 4Q09.

Gross handsets revenues came in at R$322 million in the quarter, dropping 34.0% from 3Q09 and 39.5% when compared to the 4Q08. The sharp drop reflects the success of ‘TIM Chip Only’ offer, where TIM has introduced an alternative way of handset subsidy practice by more benefits on services (via discount on monthly fee).

Other service revenues reached R$78 million in this quarter, a drop of 40.1% QoQ, given that 3Q09 was impacted by R$54 million following the accounting reclassification of fines (which was classified until the 3Q09 as Other Operating Expenses/Revenues). As for the yearly comparison, the increase is due to fines, site sharing revenues and service agreements.

Net service revenues: +5.4% QoQ	Net service revenues totaled R$3,248 million in the fourth quarter of 2009, up 5.4% compared to the previous quarter and up 0.3% when compared to 4Q08. Net handset revenues came in at R$156 million, a sharp drop of 38.7% when compared to the past quarter and 51.6% decline in the yearly comparison. Total net revenues reached R$3,404 million in the 4Q09, posting a growth of 2.0% when compared to 3Q09 and a drop of 4.4% versus the same period last year, as a consequence of a lower handset subsidy strategy with the ‘TIM Chip Avulso’.

Regarding the full year, 2009 net service revenues reached R$12,091 million, a decrease of 0.6% when compared to last year. Net handset revenues stood at R$967 million, a decline of 1.8% versus 2008. Total net revenues amounted to R$13,058, posting a drop of 0.7% in the yearly comparison.

ARPU at R$27 – maintaining the leadership	ARPU (average revenue per user) came at R$27.0 in the quarter, a growth of 1.7% when compared to the previous quarter. Despite the intense commercial activity in the quarter, ARPU has been posting quarterly growth mainly due to higher usage of our clients. When compared to 4Q08, the decrease of 10.5% was mainly due to lower post-paid mix and incoming MOU.

ARPM (average revenue per minute) registered R$0.27/min in the 4Q09, a decrease of 7.8% on QoQ comparison, following the rapid increase of ‘Infinity’ base, especially on the pre-paid segment. It’s worth noting that although ARPM presented a steep drop, the elasticity seen in usage growth QoQ allowed TIM to have a positive impact on ARPU. As for the comparison versus 4Q08, ARPM fell 22.2% as in that period TIM was less aggressive on promotional campaigns (gross adds: +29.6% YoY; selling expenses: +27.8%) .

Selected financial data – Operating Costs and Expenses (pro-forma TIM stand alone)

	4Q09	4Q08	% Y-o-Y	3Q09	% Q-o-Q	2009	2008	% Y-o-Y
R$ thousands
Operating Expenses	(2,445,594)	(2,630,215)	-7.0%	(2,578,698)	-5.2%	(9,994,746)	(10,247,757)	-2.5%
Personnel expenses	(133,826)	(164,186)	-18.5%	(144,695)	-7.5%	(574,661)	(648,162)	-11.3%
Selling & marketing expenses	(905,520)	(708,347)	27.8%	(873,341)	3.7%	(3,317,027)	(2,687,128)	23.4%
Network & interconnection	(1,000,489)	(1,048,241)	-4.6%	(964,314)	3.8%	(3,870,339)	(4,242,530)	-8.8%
General & administrative	(105,740)	(118,883)	-11.1%	(100,955)	4.7%	(423,723)	(452,143)	-6.3%
Cost Of Goods Sold	(203,340)	(439,650)	-53.7%	(335,308)	-39.4%	(1,329,826)	(1,405,788)	-5.4%
Bad Debt	(82,208)	(130,554)	-37.0%	(99,553)	-17.4%	(422,163)	(748,833)	-43.6%
Other operational revenues (expenses)	(14,471)	(20,354)	-28.9%	(60,532)	-76.1%	(57,007)	(63,173)	-9.8%

Operating Costs and Expenses

Opex drop even after an intense commercial activity	Total Operating costs and expenses amounted to R$2,446 million in the 4Q09, registering a 5.2% drop when compared to previous quarter. Great part of the reduction came from ‘TIM Chip Avulso’ strategy, which led to a significant drop in cost of goods sold. It is important to highlight that even taking out the lower cost of goods sold impact, overall operating expenses would have been stable – showing that the efficiency plan yet plays an important role, offsetting selling & marketing spike. As for the yearly performance, the drop of 7.0% is explained by the aforementioned reasons. Breakdown details are presented as follows:

Personnel expenses reached R$134 million, down 7.5% when compared to 3Q09. The drop was more intense then the headcount reduction (-1.3%) as last quarter presented abnormal levels from the reversal of provisioning from bonuses program occurred in 2Q09. When compared to 4Q08, it registered a drop of 18.5%, following the organization restructuring aiming at efficiency (management layer reduction and new commercial structure).

Selling & Marketing expenses amounted to R$906 million, up 3.7% from the previous quarter and 27.8% increase versus 4Q08. The variation in the period was sustained by (i)the maintenance of strong push on publicity, and (ii) an increase in commissioning from the great volume in gross additions (+2.2% QoQ) and pre-paid recharge. In the yearly comparison, the increase was more evident (+27.8%) due to the strong marketing campaign put in place in 2009 (with publicity expenses doubling). In addition, 4Q09 gross additions reached the highest levels ever, with 29.6% increase YoY.

MOU up by 10% QoQ fueled largely by on-net calls

Bad debt drop to 2.5% of Net Service Revenues…

…or 1.7% of Total Gross Revenues

SAC (market comps) at R$82

… reported SAC at R$111 under strict control QoQ	Regarding full year 2009, the Company launched a new plans portfolio, repositioned the brand and intensified its media presence. As a result, Selling & Marketing expenses totaled R$3,317 million, up 23.4% when compared to 2008.

Network and Interconnection cost totaled R$1,000 million in the 4Q09, up 3.8% when compared to 3Q09 – mainly due to the subscriber’s base increase, given that the higher outgoing MOU was concentrated in on-net calls. It is important to mention that overall outgoing traffic increased by 18% QoQ (following Infinity plan benefits). When comparing to 4Q08 and FY2008, Network and Interconnection cost posted a drop of 4.6% and 8.8% respectively, which is explained by the aforementioned on-net calls effect.

General and Administrative expenses (G&A) reached R$106 million in the 4Q09, an increase of 4.7% QoQ due to third party expenses increase. On a YoY analysis, the drop of 11.1% was mainly driven by lower expenses with IT service maintenance.

Cost of Goods Sold amounted to R$203 million in the quarter (-39.4% QoQ and -53.7% YoY). Both drops in quarterly and annual analysis are largely explained by our recent strategy with the Chip Avulso offer (as mentioned on the handset revenue discussion). Another important factor was the decrease in volume of handset sales, 13.8% QoQ and 21.9% YoY, along with a decrease also in handset price.

Bad Debt expenses achieved R$82.2 million, (-17.4% QoQ and -37.0% YoY). The performance represents the actions taken to improve the credit concession, collection process in addition to the results from Chip Avulso recent offer. Bad debt, as a percentage of net service revenues reached 2.5%, showing consistent improvement sequentially (3.2% in 3Q09 and 4.0% in 4Q08). Full year comparison shows a drop of 43.6% to R$422.1 million in 2009, as a consequence of the above mentioned actions.

Other Net Operational Expenses totaled R$14.5 million in the 4Q09, compared to R$60.5 million in 3Q09 and R$20.4 million in the same period last year and. Quarterly analysis is impacted by R$54 million following the accounting reclassification of fines, which was classified until the 3Q09 as Other Operating Expenses/Revenues and then accounted as Other Service Revenues. As for the YoY analysis, the reduction of 28.9% is mainly due to lower contingences.

Subscriber Acquisition Costs (SAC) on a market comparable basis (SAC= subsidy + commissioning + full advertising expenses) stood at R$82 in the quarter, the lowest level in 2009 (or -3.3% QoQ and +21.3% YoY). Quarterly drop is explained by lower subsidies, which offset the increase in publicity. As for the YoY analysis, the increase was largely impacted by higher publicity and commissioning expenses. SAC/ARPU ratio came at 3.0x in 4Q09, vs. 3.2x in the 3Q09 and 2.2x in the same period last year.

As for the reported SAC, (adding Fistel, Comodato and other expenses) it amounted to R$111 in 4Q09 (or -2.0% QoQ and +14.8% YoY). SAC/ARPU ratio stood at 4.1x in 4Q09, vs. 4.3x in the 3Q09 and 3.2x in the same period last year.

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$959 million in 4Q09 (+3.0% YoY and +26.3% QoQ) to a margin of 28.2% (vs. 26.1% in 4Q08 and 22.7% in 3Q09). Quarterly analysis points to continue improvement following the operational turn around, more specifically from service revenues gain, lower handset subsidies (Chip Only), interconnection cost, bad debt and G&A/Personnel efficiency.

On a year-over-year comparison, EBITDA reported an increase of 3.0% from R$931 million reported in 4Q08, mainly due to a reduction on the expenses mentioned above – which offset the spike on selling and marketing expenses of +27.8% YoY.

Depreciation and Amortization

Depreciation and amortization accounted for R$621 million in the fourth quarter, representing a 6.4% drop when compared to the past quarter and 0.2% decrease versus 4Q08. As for the total year, D&A accounted for R$2,573 million in 2009, an increase of 6.8% compared to R$2,409 million reported in 2008, following our network deployment.

EBIT

EBIT (earnings before interest and taxes) totaled R$338 million in the 4Q09, up 9.3% when compared to R$309 million posted in the 4Q08 and well above the R$95.1 million in the 3Q09 (255.1% YoY). In the annual comparison, EBIT registered R$489 million in 2009 posting a slightly decrease of 0.3% when compared to 2008.

Net Financial Result

Net financial expenses totaled R$55 million in the quarter, 10.5% below the 3Q09 and down by 3.0% when compared a 4Q08, mainly due to net exchange variation.

As for 2009 full year, net financial expenses totaled R$252.4 million, a decrease of 32.7% compared to 2008. Yearly reduction was mainly due to lower interest expenses given that 2008 results were impacted by the NPV adjustment of the 3G license acquisition (which totaled R$ 85,6 millions in FY08), together with lower interest rates scenario.

Income and Social Contribution Taxes

Income and Social Contribution taxes came to a positive result of R$47.8 million, versus a positive result of R$132.2 million in 4Q08. The reduction in credit from 4Q08 is mainly due to the effect of deferred income tax, and considering the subsidiaries restructuring.

Net Profit

Net Profit reached R$330.0 million in 4Q09, well above the R$ 60.8 million in the 3Q09 but down by 14.0% when compared to 4Q08, due to the greater impact of fiscal credit. As for FY2009, net profit totaled R$231.6 million, up 28.6% from the R$180.2 million registered in 2008.

Capex (Including Dec.09 of Intelig)

Investments totaled R$995.6 million in the 4Q09, 27.2% higher than R$782.5 million registered a year ago. In 4Q09, Capex reached 28.8% as a percentage of net revenues, following Company’s efforts to even improve quality of service as well as capacity for 2G – while maintaining the 3G network roll-out schedule. During the quarter, approximately 87% from Capex was related to Network and IT.

As for the full year, investments reached R$2,148.5 million, 10.3% higher than 2008 (excluding 3G licenses payment). In 2009 Capex was mainly focused on network coverage and capacity to support traffic growth, mainly in 2G (voice) following our new offerings (i.e.: Infinity, Liberty and DaVinci). As for the 3G, we maintained the strategy of right on spot coverage, focusing on density areas and delivering superior quality of services.

Net financial position and free cash flow (Including Dec.09 of Intelig)

Gross Debt amounted to R$ 4,243 million (of which 67% in the long term), up from R$3,503 million in 3Q09. Such increase is due to a new line from EIB and to the remaining debt from Intelig. Company’s debt is composed by long-term financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 28% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency. Average cost of debt stood at 9.7% in the 4Q09 compared to 13.2% in the 4Q08.

Cash and Cash equivalents reached R$ 2,559 million, resulting in a net debt position (gross debt less cash and cash equivalents) of R$ 1,684 million, 34% lower than 3Q09.

Operating Free Cash Flow was positive in R$1,108.6 million in 4Q09 (-9.5% compared with 4Q08) – It was backed by an EBITDA of R$959 million, a positive working capital variation of R$1,148.6 million, and investments of R$995.6 million. TIM generated a positive net cash flow of R$859.8 million in 4Q09.

Dividends

Management is proposing the distribution of R$204.1 million to the shareholders of preferred shares. The amount to be distributed is equivalent to R$0.1251 per preferred share and R$1.251 per ADR (10 preferred shares). The proposal will be analyzed at the Company’s annual shareholders´ meeting to be held in April of 2010.

Intelig Deal

TIM’s general meeting approved in December 30th, 2009 the merger of Holdco which held 100% of the capital stock of Intelig, and became after this transaction 100% controlled by TIM. As a result, TIM Part. issued 127.288.023 shares (being 43.356.672 ordinary shares and 83.931.352 preferred shares) in the equity value R$516.72 million to the name of JVCO.

Intelig holds a 14.5 thousand kilometers backbone infrastructure, and metropolitan networks that connect 15 capitals. Among other benefits, this infrastructure will allow TIM to speed its 3G network expansion, approach new voice and data markets, both commercial and residential, and reduce operational costs such as leased lines.

TIM and Intelig will work in completely integrated networks. With this transaction, TIM becomes a convergent business operator providing mobile, fixed and data services, and thus increases its competitiveness in the Brazilian telecom market.

Ownership Breakdown (post-Intelig Acquisition)

OWNERSHIP BREAKDOWN
	Common	%	Preferred	%	Total	%
TIM BRASIL	650,537,118	77.14	990,098,812	60.65	1,640,635,930	66.27
Others	192,744,359	22.86	642,354,771	39.35	835,099,130	33.73
TOTAL	843,281,477	100.00	1,632,453,583	100.00	2,475,735,060	100.00

Subsidiaries Re-structuring

In October 30, TIM’s Board Meeting approved the re-structuring of its subsidiaries – which consisted in a merger of TIM Nordeste S.A. by TIM Celular. Such event was also approved by Anatel in December 17 (through Ato nº7.477) and by the General Meeting of both companies. The re-structuring aimed at bringing better business-value capture, cost reduction with maintenance, increase synergies between the Companies and fiscal/financial efficiency.

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Itália group company. It launched its Brazilian operations in 1998 and became a Brazilian company in 2002, becoming the first mobile telephone operator present in all the states in Brazil.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population – the widest GSM coverage in Brazil, with presence in 2,958 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, 77% using EDGE, besides having a sophisticated Third Generation (3G) network serving more than 30% of the country’s urban population. The Company has international roaming agreements for TIM clients with more than 430 networks available in more than 200 countries across six continents.
» National Presence since 2002 » Network: leadership in coverage and quality » Unique “Pure Mobile” convergence offering » Sustainability: Maintained in ISE index for 2010

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’, in addition to the sophisticated ‘Da Vinci’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, which has more than 41 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April, will expand TIM’s network infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telephony market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). It is also one of the select group of companies included in the Corporate Sustainability Index (ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1: Balance Sheet – TIM + Intelig
Attachment 2.A: Income Statements - Pro-forma TIM Stand Alone Basis
Attachment 2.B: Income Statements - TIM + Dec/09 of Intelig
Attachment 3: Cash Flow Statements - TIM + Dec/09 of Intelig
Attachment 4.A: EBITDA - TIM + Dec/09 of Intelig
Attachment 4.B: EBITDA - Pro-forma TIM Stand-Alone Basis
Attachment 5: Consolidated Operational Indicators
Attachment 6: Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP) (R$ Thousand)

(TIM + Intelig)

DESCRIPTION	2009	2008	%

ASSETS	17,449,734	16,239,468	7.5%

CURRENT ASSETS	6,766,521	5,834,853	16.0%
Cash and cash equivalents	2,413,032	1,531,543	57.6%
Short-term investments	146,145	23,048	534.1%
Accounts receivable	2,480,143	2,635,355	-5.9%
Inventories	406,434	548,514	-25.9%
Recoverable Taxes	906,153	603,353	50.2%
Deferred income and social contribution taxes	32,709	49,451	-33.9%
Prepaid expenses	238,270	155,825	52.9%
Derivative contracts	49,237	260,925	-81.1%
Other assets	94,398	26,839	251.7%

NONCURRENT	10,683,213	10,404,615	2.7%
Noncurrent assets
Long-term investments	16,567	9,911	67.2%
Related parties	41,269	-	-
Recoverable Taxes	221,738	226,975	-2.3%
Deferred income and social contribution taxes	196,886	110,763	77.8%
Judicial deposits	227,521	143,924	58.1%
Prepaid expenses	9,847	13,693	-28.1%
Derivative contracts	29,027	126,648	-77.1%
Other assets	11,863	7,268	63.2%

Permanent Assets
Property, plant and equipment	5,323,174	4,799,092	10.9%
Intangibles	4,494,342	4,817,312	-6.7%
Deferred	110,979	149,029	-25.5%

LIABILITIES	17,449,734	16,239,468	7.5%

CURRENT LIABILITIES	5,736,889	5,879,640	-2.4%
Suppliers	3,099,983	3,328,714	-6.9%
Loans and financing	1,417,363	1,482,705	-4.4%
Derivative contracts	48,122	52,448	-8.2%
Salaries and related charges	106,811	106,991	-0.2%
Taxes, charges and contributions	724,105	601,778	20.3%
Dividends and interest on shareholders’ equity payable	224,652	193,365	16.2%
Other liabilities	115,853	113,639	1.9%

NONCURRENT LIABILITIES	3,390,130	2,569,372	31.9%
Loans and financing	2,742,595	2,066,514	32.7%
Derivative contracts	113,200	10,814	946.8%
Provision for contingencies	208,167	253,370	-17.8%
Pension plan	7,527	6,425	17.2%
Authorizations payable	29,141	-	-
Asset retirement obligations	237,094	211,802	11.9%
Other liabilities	52,406	20,447	156.3%

SHAREHOLDERS' EQUITY	8,322,715	7,790,456	6.8%
Capital	8,149,096	7,613,610	7.0%
Capital reserves	15,569	34,330	-54.6%
Income reserves	158,050	142,516	10.9%

Attachment 2.A

TIM PARTICIPAÇÕES S.A.

Income Statements (BR GAAP)

(Pro-forma TIM Stand-Alone Basis) (R$ Thousand)

DESCRIPTION	4Q09	4Q08%		2009	2008	%

Gross Revenues	4,732,901	4,916,011	-3.7%	18,079,411	18,320,931	-1.3%

Telecommunications Services	4,410,402	4,382,630	0.6%	16,317,785	16,554,531	-1.4%
Usage and Monthly fee	2,255,158	2,238,603	0.7%	8,144,330	8,338,916	-2.3%
Long distance	570,923	502,044	13.7%	1,952,896	1,986,704	-1.7%
Interconnection	1,007,863	1,134,400	-11.2%	4,046,071	4,458,963	-9.3%
Value added services - VAS	498,646	471,257	5.8%	1,907,200	1,600,092	19.2%
Others	77,812	36,326	114.2%	267,288	169,856	57.4%
Handset sales	322,499	533,381	-39.5%	1,761,626	1,766,400	-0.3%
Discounts and deductions	(1,328,770)	(1,354,792)	-1.9%	(5,021,878)	(5,173,756)	-2.9%
Net Revenues	3,404,131	3,561,219	-4.4%	13,057,533	13,147,175	-0.7%
Services	3,248,450	3,239,819	0.3%	12,091,019	12,163,018	-0.6%
Handset revenues	155,681	321,400	-51.6%	966,514	984,157	-1.8%
Operating Expenses	(2,445,594)	(2,630,215)	-7.0%	(9,994,746)	(10,247,757)	-2.5%
Personnel expenses	(133,826)	(164,186)	-18.5%	(574,661)	(648,162)	-11.3%
Selling & marketing expenses	(905,520)	(708,347)	27.8%	(3,317,027)	(2,687,128)	23.4%
Network & interconnection	(1,000,489)	(1,048,241)	-4.6%	(3,870,339)	(4,242,530)	-8.8%
General & administrative	(105,740)	(118,883)	-11.1%	(423,723)	(452,143)	-6.3%
Cost Of Goods Sold	(203,340)	(439,650)	-53.7%	(1,329,826)	(1,405,788)	-5.4%
Bad Debt	(82,208)	(130,554)	-37.0%	(422,163)	(748,833)	-43.6%
Other operational revenues (expenses)	(14,471)	(20,354)	-28.9%	(57,007)	(63,173)	-9.8%
EBITDA	958,537	931,004	3.0%	3,062,787	2,899,418	5.6%
EBITDA - Margin	28.2%	26.1%	2.0 p.p	23.5%	22.1%	1.4 p.p
Depreciation & amortization	(620,935)	(622,185)	-0.2%	(2,573,293)	(2,408,545)	6.8%
Depreciation	(350,803)	(336,673)	4.2%	(1,398,708)	(1,318,717)	6.1%
Amortization	(270,132)	(285,512)	-5.4%	(1,174,585)	(1,089,828)	7.8%
EBIT	337,602	308,819	9.3%	489,494	490,873	-0.3%
EBIT - Margin	9.9%	8.7%	1.2 p.p	3.7%	3.7%	0.0 p.p
Net Financial Results	(55,347)	(57,041)	-3.0%	(252,383)	(374,975)	-32.7%
Financial expenses	(104,878)	(157,771)	-33.5%	(336,176)	(445,564)	-24.6%
Net exchange variation	146	28,590	-99.5%	(53,240)	(102,724)	-48.2%
Financial revenues	49,385	72,140	-31.5%	137,033	173,313	-20.9%
Income before taxes and Minorities	282,255	251,778	12.1%	237,111	115,898	104.6%
Income tax and social contribution	47,790	132,188	-63.8%	(5,516)	64,254	-
Net Income	330,045	383,966	-14.0%	231,595	180,152	28.6%

Attachment 2.B

TIM PARTICIPAÇÕES S.A.

Income Statements (BR GAAP)

(TIM + Dec/09 of Intelig) (R$ Thousand)

DESCRIPTION	4Q09	4Q08%		2009	2008	%
Gross Revenues	4,810,153	4,916,011	-2.2%	18,156,662	18,320,931	-0.9%
Telecommunications Services	4,487,654	4,382,630	2.4%	16,395,036	16,554,531	-1.0%
Usage and Monthly fee	2,255,158	2,238,603	0.7%	8,144,330	8,338,916	-2.3%
Long distance	604,334	502,044	20.4%	1,986,307	1,986,704	0.0%
Interconnection	1,028,454	1,134,400	-9.3%	4,066,662	4,458,963	-8.8%
Value added services - VAS	521,895	471,257	10.7%	1,930,450	1,600,092	20.6%
Others	77,813	36,326	114.2%	267,287	169,856	57.4%
Handset sales	322,499	533,381	-39.5%	1,761,626	1,766,400	-0.3%
Discounts and deductions	(1,357,619)	(1,354,792)	0.2%	(5,050,727)	(5,173,756)	-2.4%
Net Revenues	3,452,534	3,561,219	-3.1%	13,105,935	13,147,175	-0.3%
Services	3,296,852	3,239,819	1.8%	12,139,420	12,163,018	-0.2%
Handset revenues	155,682	321,400	-51.6%	966,515	984,157	-1.8%
Operating Expenses	(2,496,951)	(2,630,215)	-5.1%	(10,046,103)	(10,247,757)	-2.0%
Personnel expenses	(141,153)	(164,186)	-14.0%	(581,988)	(648,162)	-10.2%
Selling & marketing expenses	(908,940)	(708,347)	28.3%	(3,320,447)	(2,687,128)	23.6%
Network & interconnection	(1,031,550)	(1,048,241)	-1.6%	(3,901,399)	(4,242,530)	-8.0%
General & administrative	(113,918)	(118,883)	-4.2%	(431,902)	(452,143)	-4.5%
Cost Of Goods Sold	(203,340)	(439,650)	-53.7%	(1,329,826)	(1,405,788)	-5.4%
Bad Debt	(81,938)	(130,554)	-37.2%	(421,893)	(748,833)	-43.7%
Other operational revenues (expenses)	(16,112)	(20,354)	-20.8%	(58,648)	(63,173)	-7.2%
EBITDA	955,583	931,004	2.6%	3,059,832	2,899,418	5.5%
EBITDA - Margin	27.7%	26.1%	1.5 p.p	23.3%	22.1%	1.3 p.p
Depreciation & amortization	(630,450)	(622,185)	1.3%	(2,582,807)	(2,408,545)	7.2%
Depreciation	(358,826)	(336,673)	6.6%	(1,406,730)	(1,318,717)	6.7%
Amortization	(271,624)	(285,512)	-4.9%	(1,176,077)	(1,089,828)	7.9%
EBIT	325,133	308,819	5.3%	477,025	490,873	-2.8%
EBIT - Margin	9.4%	8.7%	0.7 p.p	3.6%	3.7%	-0.1 p.p
Net Financial Results	(59,580)	(57,041)	4.5%	(256,616)	(374,975)	-31.6%
Financial expenses	(109,383)	(157,771)	-30.7%	(340,681)	(445,564)	-23.5%
Net exchange variation	115	28,590	-99.6%	(53,271)	(102,724)	-48.1%
Financial revenues	49,688	72,140	-31.1%	137,336	173,313	-20.8%
Income before taxes and Minorities	265,553	251,778	5.5%	220,409	115,898	90.2%
Income tax and social contribution	47,790	132,188	-63.8%	(5,516)	64,254	-
Net Income	313,343	383,966	-18.4%	214,893	180,152	19.3%

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP) (R$ Thousand)

(TIM + Dec/09 Intelig)

	4Q09	4Q08%		3Q09%		2009	2008	%
EBIT	325,133	308,819	5.3%	95,098	241.9%	477,025	490,873	-2.8%

Depreciation and Amortization	630,450	622,185	1.3%	663,684	-5.0%	2,582,807	2,408,545	7.2%
Capital Expenditures	(995,631)	(782,499)	27.2%	(535,915)	85.8%	(2,148,488)	(3,272,143)	-34.3%
Changes in Net Operating Working Capital	1,148,647	1,076,105	6.7%	168,691	580.9%	(255,189)	283,339	-

FREE OPERATING CASH FLOW	1,108,599	1,224,610	-9.5%	391,558	183.1%	656,155	(89,386)	-

Income and Social Contribution Taxes	(56,571)	(28,025)	101.9%	40,610	-	(74,897)	(66,531)	12.6%
Dividends and Interest on Capital	(62)	124	-	(13)	376.9%	(168,072)	(207,645)	-19.1%
Capital increase	516,725	-	-	-	-	516,725	-	-
Efect of Intelig acquisition (HOLDCO merger)	(632,774)	-	-	-	-	(632,774)	-	-
Net Financial Revenue	(59,580)	(57,041)	4.5%	(61,866)	-3.7%	(256,616)	(374,975)	-31.6%
Other changes	(16,536)	(4,321)	282.7%	(13,985)	18.2%	(54,043)	20,106	-

NET CASH FLOW	859,801	1,135,347	-24.3%	356,304	141.3%	(13,522)	(718,431)	-98.1%

Attachment 4.A

TIM PARTICIPAÇÕES S.A.

EBITDA

(TIM + Dec/09 of Intelig) (R$ Thousand)

EBITDA Reconciliation	4Q09	4Q08	YoY	2009	2008	YoY
			%			%
Net Income	313,343	383,966	-18.4%	214,893	180,152	19.3%
(+) Provision for Income Tax and Social Contribution	47,790	132,188	-63.8%	(5,516)	64,254	-
(+) Net Financial Results	(59,580)	(57,041)	4.5%	(256,616)	(374,975)	-31.6%
EBIT	325,133	308,819	5.3%	477,025	490,873	-2.8%
(+) Amortization and Depreciation	(630,450)	(622,185)	1.3%	(2,582,807)	(2,408,545)	7.2%
EBITDA	955,583	931,004	2.6%	3,059,832	2,899,418	5.5%

Attachment 4.B

TIM PARTICIPAÇÕES S.A.

EBITDA

(Pro-forma TIM Stand Alone Basis) (R$ Thousand)

	4Q09	4Q08	YoY	2009	2008	YoY
			%			%
Net Income	330,045	383,966	-14.0%	231,595	180,152	28.6%
(+) Provision for Income Tax and Social Contribution	47,790	132,188	-63.8%	(5,516)	64,254	-
(+) Net Financial Results	(55,347)	(57,041)	-3.0%	(252,383)	(374,975)	-32.7%
EBIT	337,602	308,819	9.3%	489,494	490,873	-0.3%
(+) Amortization and Depreciation	(620,935)	(622,185)	-0.2%	(2,573,293)	(2,408,545)	6.8%
EBITDA	958,537	931,004	3.0%	3,062,787	2,899,418	5.6%

Attachment 5

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

				QoQ	YoY			YoY
	4Q09	3Q09	4Q08%		%	2009	2008	%
Brazilian Wireless Subscriber Base (million)	174,0	166,1	150,6	4,7%	15,5%	174,0	150,6	15,5%
Estimated Total Penetration	90,6%	86,7%	78,1%	3,9 p.p.	12,4 p.p.	90,6%	78,1%	12,4 p.p.
Municipalities Served - TIM GSM	2.958	2.958	2.768	0,0%	6,9%	2.958	2.768	6,9%
Market Share	23,6%	23,8%	25,0%	-0,2 p.p.	-1,4 p.p.	23,6%	25,0%	-1,4 p.p.
Total Lines ('000)	41.102	39.600	36.402	3,8%	12,9%	41.102	36.402	12,9%
Prepaid	34.651	33.297	29.832	4,1%	16,2%	34.651	29.832	16,2%
Postpaid	6.452	6.303	6.571	2,4%	-1,8%	6.452	6.571	-1,8%
Gross Additions ('000)	6.059	5.930	4.674	2,2%	29,6%	20.681	17.080	21,1%
Net Additions ('000)	1.503	1.774	1.196	-15,3%	25,6%	4.700	5.149	-8,7%
Churn	11,5%	10,9%	9,8%	0,6 p.p	1,7 p.p	42,4%	35,5%	6,9 p.p
ARPU (R$)	27,0	26,5	30,1	1,7%	-10,5%	26,5	29,9	-11,3%
MOU	99	90	86	10,4%	15,1%	83	95	-12,2%
ARPM (R$)	0,27	0,29	0,35	-7,8%	-22,3%	0,32	0,31	1,1%
SAC (R$)	111	113	96	-2,0%	14,8%	118	110	7,1%
Investment (R$ million)	995,6	535,9	782,5	85,8%	27,2%	2.148,5	3.272,1	-34,3%
Employees	9.233	9.351	10.300	-1,3%	-10,4%	9.233	10.300	-10,4%

Attachment 6

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) – Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.
CAPEX (capital expenditure) – capital investment.
EBIT = Earnings before interest and tax.
EBITDA = Earnings before interest, tax, depreciation and amortization.
EBITDA Margin = EBITDA / Operating Net Revenue.
Net Debt = Gross debt – cash.
Net debt / EBITDA = Index wichs evaluates the Company’s ability to pay its debt with the generation of operating cash of the period.
Operating Cash Flow = EBITDA – CAPEX.
PL – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions.
Working Capital = Operational current assets – operational current liabilities.	ARPU (Average Revenue per User) – Average total net service Revenue per customers in the period.
ARPM (Average Revenue per Minute) – ARPU / MOU
Churn rate – Percentage of the disconnections from customer base during the period.
Customers – Number of access in service.
Gross additions – Total of customers acquired in the period.
Market penetration = (Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Market Share – Company’s total number of customers / number of customers in its operating area.
MOU (minutes of use) – monthly average in minutes of traffic per customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Net additions = Gross additions – number of customers disconnected.
Net share – Participation of estimated net additions in the operating area.
SAC (Customer acquisition cost) = (marketing expenses + + commission + Fistel + “comodato” + costs of retention).
VU-M – Value of mobile use of the Cellular Operator network.

Technology and Services

CSP – Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) – A system storing and coding cell phone data, such as user calls and data. The GSM is now the standard most used in the world.
SMP – Personal Mobile Services.
SMS (Short Message Service) – Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) – 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.
WAP (Wireless Application Protocol) – Allows access to internet servers through specific equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 24, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.